Exhibit 99.1

YM BIOSCIENCES REPORTS FIRST QUARTER 2007
OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - November 10, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported operational and financial results for the first quarter of fiscal 2007, ended September 30, 2006.

“Our pivotal Phase III trial for tesmilifene is nearing completion, with the third of a number of interim analyses anticipated shortly. We continue to expect the complete set of mature data for our lead anti-cancer drug will be available in calendar 2007,” said David Allan, Chairman and CEO of YM BioSciences. “For Nimotuzumab we were pleased to report that, during the quarter, the Office of Foreign Assets Control (OFAC) of the U.S. Treasury Department issued us a license that allows YM to import nimotuzumab into the U.S. for the purpose of a clinical trial in children with inoperable brain cancer. The OFAC license is a key achievement in our efforts to make nimotuzumab available in the U.S. while we concurrently advance the drug through a broad multi-national development program internationally with numerous partners.”

“We also made progress in the development of AeroLEF™, our unique, inhaled-delivery composition of free and liposome encapsulated fentanyl for the treatment of moderate to severe acute pain, including cancer pain,” added David Allan. “Recently presented results of the open-label portion of our Phase IIb study demonstrated that patients are able to successfully self-titrate AeroLEF™ for managing acute pain and we intend to further expand the product’s clinical development into patients with cancer pain.”

Highlights for the first quarter (July 1, 2006 - September 30, 2006):

Tesmilifene:
•
The independent Data Safety Monitoring Board (DSMB) made its second recommendation that the tesmilifene pivotal trial proceed as planned. The Company believes that this demonstrates that the product continues to be safe and indicates that the data have the prospect of becoming positive as they mature.

Nimotuzumab:
•	Received clearance from OFAC to import nimotuzumab for specific clinical research in the U.S.
•	Licensed the drug to Daiichi Pharmaceutical Co., Ltd., a wholly owned subsidiary of Daiichi Sankyo Company, Limited, for Japan.
•	Enrollment of patients in a Phase III trial in pediatric glioma in Europe continues by YM partner Oncoscience AG and recruitment is expected to be completed in the first half of calendar 2007.
•
A multi-center Phase I/II trial comparing the effects of the combination of nimotuzumab with radiation against radiation alone in patients with non-small-cell lung cancer (NSCLC) unfit for chemotherapy is also underway, with recruitment anticipated to be completed by the end of 2007, or early 2008. This trial is being conducted by YM and is expected to be expanded into South Korea through YM partner Kuhnil Pharmaceutical Company of Seoul, Korea.

AeroLEF™:
•
Results of the open-label portion of the Phase IIb study with AeroLEF™ for the treatment of moderate to severe acute pain in post-surgical patients were presented at the American Society of Anesthesiologists Annual Meeting in October 2006. The data demonstrated that clinically meaningful analgesia was achieved in 81%, 100% and 87.5% of treated pain episodes during doses 1, 2 and 3 respectively in the multi-dose study. Differences in median time to effective analgesia, with shorter dosing times for doses 2 and 3, suggests that patients were capable of safely self-limiting dosing to uniquely match each distinct pain episode. Achievement of effective analgesia was the reason for patients stopping dosing in 88% of treated pain episodes. Multiple doses were well tolerated with all treatment emergent events reported at mild (>70%) or moderate.

•
Interim results from the randomized, placebo-controlled portion of Phase IIb trial were announced. That analysis of data from the first 67 patients from the trial indicated that AeroLEF™ provided benefit when comparing the treatment arm to placebo, but not the degree of difference that would permit an early stopping. Since the study was powered to detect benefit at full recruitment it will continue as planned to enroll the original target of 99 randomized patients. The full data is anticipated early in calendar 2007.

Corporate highlights:
•
YM BioSciences was declared, for the second year in a row, a finalist of Canada’s Top 10 Life Science Companies Competition subsequent to the end of the quarter. In particular, the Company was again declared one of Canada’s top five Later Stage Companies within the competition.

Financial Results (CDN dollars)
Total revenue for the quarter ended September 30, 2006 was $1.7 million compared to $243,000 for the same period last year. Revenue was generated from out-licensing agreements and interest income. The increase in licensing revenue is due to the licenses for nimotuzumab to Innogene Kalbiotech Private Limited (January 2006) for countries in Southeast Asia and Africa and Daiichi Pharmaceutical Co., Ltd. (July 2006) for Japan.

Total operating expenditures for the quarter ended September 30, 2006 were $9.7 million compared to $6.2 million for the same period last year. General and administrative expenses for the first quarter of the fiscal year were $1.9 million compared to $1.4 million for the same period in the prior year. Licensing and product development expenses were $7.9 million for the first quarter of the fiscal year compared to $4.8 million for the first quarter of last year. The increases were due mainly to the addition of a senior management team with the acquisition of Eximias in May and increased expenditures on nimotuzumab.

Net loss for the fiscal first quarter was $8.1 million ($0.15 per share) compared to $5.9 million ($0.15 per share) for the same period last year.

As at September 30, 2006 the Company had cash, cash equivalents and short-term deposits totaling $93.9 million and current liabilities of $1.6 million compared to $88.3 million and $3.7 million respectively at June 30, 2006.

As at September 30, 2006 the Company had 55,782,023 common shares outstanding, 2,380,953 common shares held in escrow for contingent additional payment related to the acquisition of DELEX Therapeutics Inc., and 9,022,277 warrants and 4,790,955 options outstanding.

AGM Announcement
YM BioSciences’ Annual and Special Meeting of Shareholders will be held on November 28th, 2006 at 4:00 p.m. at the Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

About YM BioSciences
YM BioSciences, Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has three late-stage products: tesmilifene, a novel small molecule that selectively targets multiple-drug resistant tumor cells and sensitizes them to chemotherapy, under investigation for metastatic breast cancer, hormone-refractory prostate cancer and gastric cancer; nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that the pivotal tesmilifene Phase III trial will be completed on schedule and yield mature data in calendar 2007; that the DSMB's recommendations to continue the pivotal trial for tesmilifene based on two early analyses implies that the trial continues to have the prospect of meeting its primary endpoint; that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	June 30,
	2006	2006
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$42,285,660	$2,735,317
Short-term deposits	51,646,532	85,606,117
Accounts receivable	1,264,120	2,214,775
Prepaid expenses	400,739	318,338
	95,597,051	90,874,547

Capital assets	281,267	304,985

Intangible assets	8,235,477	8,868,528

	$104,113,795	$100,048,060

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$873,747	$2,367,042
Accrued liabilities	721,468	1,350,923
Deferred revenue	4,389,361	738,297
	5,984,576	4,456,262

Deferred revenue	11,004,382	844,275

Shareholders' equity:
Share capital	172,773,599	172,771,544
Share purchase warrants	4,597,808	4,597,988
Contributed surplus	4,463,706	3,944,492
Deficit accumulated during the development stage	(94,710,276)	(86,566,501)
	87,124,837	94,747,523

Basis of presentation
Commitments

	$104,113,795	$100,048,060

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

			Period from
			inception on
			August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2006	2005	2006
	(Unaudited)		(Unaudited)
Revenue	$793,085	$88,508	$2,692,240
Interest income	894,712	154,499	5,784,561
	1,687,797	243,007	8,476,801

Expenses:
General and administrative	1,880,889	1,427,899	30,989,088
Licensing and product development	7,864,866	4,776,009	69,902,780
	9,745,755	6,203,908	100,891,868

Loss before the undernoted	(8,057,958)	(5,960,901)	(92,415,067)

Gain (loss) on foreign exchange	(85,817)	37,055	(306,447)

Loss on marketable securities	-	-	(1,191,329)

Loss before income taxes	(8,143,775)	(5,923,846)	(93,912,843)

Income taxes	-	-	7,300

Loss for the period	$(8,143,775)	$(5,923,846)	$(93,920,143)

Basic and diluted loss per common share	$(0.15)	$(0.15)

Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition	55,781,996	38,788,715

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

			Period from
			inception on
			August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2006	2005	2006
	(Unaudited)		(Unaudited)
Deficit, beginning of period	$(86,566,501)	$(60,751,894)	$-

Cost of purchasing shares for cancellation in excess of book value	-	-	(790,133)

Loss for the period	(8,143,775)	(5,923,846)	(93,920,143)

Deficit, end of period	$(94,710,276)	$(66,675,740)	$(94,710,276)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

			Period from
			inception on
			August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2006	2005	2006
	(Unaudited)		(Unaudited)
Cash provided by (used in):

Operating activities:
Loss for the period	$(8,143,775)	$(5,923,846)	$(93,920,143)
Items not involving cash:
Depreciation of capital assets	25,348	12,564	357,029
Amortization of intangible assets	633,051	228,528	2,039,969
Loss on marketable securities	-	-	1,191,329
Stock-based employee compensation	519,214	286,919	4,955,777
Stock-based consideration	-	100,000	292,750
Warrants-based consideration	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	868,254	(249,049)	(636,137)
Accounts payable, accrued liabilities and deferred revenue	11,688,421	(265,032)	13,747,316
	5,590,513	(5,809,916)	(71,917,335)

Financing activities:
Repayment of debentures	-	-	(1,469,425)
Issue of common shares on exercise of options	-	162,500	2,505,014
Issue of common shares on exercise of warrants	1,875	-	4,284,055
Redemption of preferred shares	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	(1,029,679)
Net proceeds from issuance of shares and warrants	-	-	123,276,729
	1,875	162,500	124,936,322

Investing activities:
Short-term deposits, net	33,959,585	29,882,472	(51,452,607)
Proceeds on sale of marketable securities	-	-	1,404,450
Additions to capital and intangible assets	(1,630)	(6,631)	(451,783)
	33,957,955	29,875,841	(50,499,940)

Increase in cash and cash equivalents	39,550,343	24,228,425	2,519,047

Net cash assumed on acquisition	-	-	39,766,613

Cash and cash equivalents, beginning of period	2,735,317	686,373	-

Cash and cash equivalents, end of period	$42,285,660	$24,914,798	$42,285,660

Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex acquisition	$-	$1,464,284	$11,326,981
Issuance of common shares on Eximias acquisition	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	100,000	100,000